UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019.

Commission File Number 333-225028

JMAX INTERNATONAL LIMITED

(Translation of registrant’s name into English)

1733-35, 17/F, Gala Place, 56 Dundas Street, Mongkok, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

RESIGNATION OF DIRECTOR

On August 1, 2019, Xin Jiang submitted his letter of resignation effective September 6, 2019 and on the same day, the board of directors of JMax International Limited (the “Company”) resolved to accept his resignation with effect from September 6, 2019. Mr. Jiang confirmed that he was leaving on good terms and had no claims against the Company or any of its subsidiaries or associated companies. A copy of Mr. Jiang’s resignation letter is attached hereto as Exhibit 99.1.

Exhibits

99.1	Resignation Letter of Xin Jiang.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JMAX INTERNATONAL LIMITED

Date: September 10, 2019	By:	/s/ Chee Boon Chiew
	Name:	Chee Boon Chiew
	Title:	Chairman and Chief Executive Officer